

July 29, 2011

Via E-mail
Thomas R. Cangemi
Senior Executive Vice President
  and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **Form 8-K filed July 21, 2011**
> **File No. 001-31565**

Dear Mr. Cangemi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 42

1. We note you present asset quality ratios excluding covered loans and covered OREO. Please revise future filings to disclose, either as an additional line item within the table or

in a footnote to the table, what the ratios for each period would be inclusive of covered loans and covered OREO.

Item 7. Management's Discussion and Analysis

Non-Covered Loans Held for Investment, page 49

2. We were unable to locate any disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Non-Covered Loans Held for Sale, page 58

3. We note from your disclosure that you regularly sell loans to the GSEs and that you provide customary representation and warranties to the GSEs in connection with these sales. Your disclosure also states that as of December 31, 2010, you recorded a reserve for $3.5 million related to potential losses from representation and warranty obligations, which represents a significant increase from your recorded reserve of $120,000 as of December 31, 2009.   Please revise your future filings to disclose that you have been receiving repurchase requests from the GSEs and describe your process for estimating your exposure as a result of such claims. Additionally, please clarify why you record expense related to representations and warranty exposure as part of general and administrative expense, instead of as an offset to mortgage banking income. Finally, given the significant increase in your reserve, and to the extent that the volume of these repurchase requests increase or your exposure continues to increase, please revise your disclosures in future filings to address each of the following:

   - Provide a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

   - Include a discussion of the time period permitted to respond to the request, and the ramifications of a non-timely response.

   - Disclose the levels of unresolved claims existing at the balance sheet date by claimant.

- Disclose, by claimant and loan type, the amount of unpaid principal balance of loan repurchase requests that were resolved during the period.

- Include a description of your methodology and key assumptions used in determining the repurchase reserve.

- Provide qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests.

- Disclose rejected claim success rates by type of claimant.

- Discuss whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation.

4. We also note your disclosure that "there may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated with confidence" because the level of mortgage loan repurchase losses is dependent on a variety of outside factors and requires considerable management judgment. We do not believe that the term "with confidence" is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or range of possible loss without the qualifier "with confidence", along with explicit factors as to why you are unable to provide an estimate. We believe that as time goes on and you have gained more experience in resolving the claims, you should be able to provide an estimate of reasonably possible losses in excess of the estimated liability. Alternatively, if you believe the amount or range of reasonably possible losses in excess of your accrual is not material to your results of operations, financial condition and statement of operations, please state that fact.

Liquidity, Contractual Obligations and Off-Balance Sheet Commitments and Capital Position, page 74

5. We note your disclosure that cash and cash equivalents represented your most liquid asset along with your disclosure of the amount of cash and cash equivalents at December 31, 2010 and 2009. Given the importance of liquidity to your operations, please address in more detail your additional (e.g. secondary) sources of liquidity such as liquid securities, available borrowing capacity from the FHLB, etc. Please also provide a similar type disclosure for the Parent Company. In providing this enhanced disclosure, please consider including a summary tabular disclosure of these amounts, by liquidity source, in your Liquidity disclosure.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Analysis, page 93

6. We note your disclosure that your model incorporates anticipated prepayments, including anticipated calls on wholesale borrowings. Please revise future filings to disclose the following:

- Disclose whether you perform an analysis to validate your prepayment and call assumptions. If so, disclose what you do to validate these assumptions, how often you do this and how successful you are at estimating prepayments as compared to the actual prepayments for the period.

- Disclose more clearly how the re-pricing of loans to market rates affects your prepayment assumptions. For example, if loans were to re-price by 100 basis points, disclose the impact this may have on the assumed prepayment rate of your loans.

- Discuss whether one of the large drivers of going from a negative one-year gap at December 31, 2009 to a positive one-year gap at December 31, 2010 was driven in part by changes in prepayment assumptions.

- We note your disclosure that for loans and mortgage-related securities, prepayment rates were assumed to range up to 22% annually. Please clarify the range of assumptions used for each type of asset and liability and consider discussing a weighted average prepayment assumption if the range is wide.

Item 8. Financial Statements

Note 2: Summary of Significant Accounting Policies

Loans, page 102

7. We note your disclosure on pages 50 through 52 regarding prepayment penalties on multi-family and CRE loans. We also note your disclosure on page 80 that the level of prepayment penalty income will vary based on a number of factors and is difficult to predict. Please revise this footnote disclosure in future filings to discuss in greater detail your accounting treatment for prepayment penalty income and the assumptions that go into recognizing the amount, including any back-testing you perform to validate the assumptions utilized. For example, we note your disclosure on page 79 that an increase in intermediate term-rates triggered an increase in refinancing activity, which in turn prompted an increase in prepayment penalty income on your multi-family and CRE loans. Discuss the reasons why prepayments would increase during periods of rising

rates.   Further, please tell us the specific accounting guidance you rely on to support your accounting policy.

8.   We note your disclosure that you charge-off loans, or portions of loans, in the period that such loans are deemed uncollectible. You state that collectability of the loan is determined through an estimate of the fair value of the underlying collateral and/or assessment of the financial condition and repayment capacity of the borrower. Please expand this disclosure to discuss the time period that this assessment is typically made after classifying the loan as impaired and obtaining an updated appraisal and making an assessment of the borrower's repayment capacity. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a loan, or portion thereof.   Refer to ASC 310-10-50-11B(b) for guidance.

9.   We note your disclosure on page 104 that you elected to account for loans acquired in the AmTrust and Desert Hills acquisitions in accordance with ASC 310-30. Given that these acquired loans have experienced credit deterioration subsequent to acquisition and more deterioration could occur in the future, please revise future filings to address the following:

- Disclose your accounting policy related to the allowance for loan losses on covered loans. Refer to ASC 310-10-50-11B for guidance.

- As applicable, disclose your accounting policy related to impaired covered loans and your policy related to recognition of interest income and cash receipts on these loans. Further, please revise either here or in Note 6 to disclose the quantitative information required by ASC 310-10-50-15(a) and 15(b), as applicable. Refer to ASC 310-10-50-18 for guidance.

Note 5: Loans, page 124

10. We note your disclosure on page 128 of the changes in the accretable yield for the year ended December 31, 2010. Please tell us and expand your disclosures in future filings to discuss the items included within the line item "reclassification from accretable yield."

Note 11: Intangible Assets, page 142

11. We note that you use valuation models to calculate the present value of estimated future cash flows related to mortgage servicing rights (MSRs) that rely on various assumptions, including prepayment speeds, discount rates, refinance rates, weighted average life, anticipated credit losses, etc. Please revise future filings to disclose the specific assumptions used (or range of assumptions used) for each period presented for both your residential and securitized MSRs. Refer to ASC 860-50-50-2.

12. We note the roll forward of your MSR balances from period to period presented on page 143. Please revise this disclosure in future filings to separately present and quantify changes in the fair value related directly to changes in your valuation assumptions, and to the extent the factors are offsetting, you should separately note and quantify those amounts. Additionally, please tell us and disclose in future filings whether you have made any assumptions regarding higher servicing costs, and if so, please quantify the amounts and disclose the specific periods the assumption changes were made.

Note 19: Segment Reporting, page 163

13. You disclose on page 163 that capital is allocated to each segment, and the allocations are made to cover credit risk, liquidity risk, interest rate risk, option risk, basis risk, market risk and operational risk. You also state that capital assignments are not equivalent to regulatory capital guidelines and the total amount assigned to both segments typically varies from consolidated stockholders' equity. Please tell us how much the total capital allocations vary from consolidated shareholders' equity and whether the amounts are typically higher or lower than consolidated shareholders' equity. Please also clarify whether these capital allocations to your segments serve as the carrying value of your reporting units for purposes of your goodwill impairment tests, and if so, how you considered the fact that the total carrying values of your segments' capital may be in excess or lower than total stockholders' equity and thus may impact the goodwill impairment test performed for your banking operations.

Form 10-Q for the Quarter Ended March 31, 2011

Note 4: Loans, page 15

14. We note that certain of your loan disclosures, such as the past due statistics and credit quality indicators, do not appear to be presented for prior periods (December 31, 2010) as required by ASU 2010-20. Please advise, or revise future filings to present comparative disclosures for these and all other disclosures required by ASU 2010-20.

Note 10: Fair Value Measurements, page 25

Assets Measured at Fair Value on a Non-Recurring Basis, page 30

15. We note your disclosure that certain impaired loans totaling $222.0 million at March 31, 2011 were determined using various valuation techniques, including consideration of appraised values and other pertinent real estate market data. Please clarify whether you only include impaired loans that have been measured using appraised values as a non-recurring fair value measurement, and thus would exclude loans that have been measured for impairment based on the present value of expected cash flows in this amount.

Additionally, please clarify how this amount interacts, if at all, with the impaired loan disclosures on page 21. For example, please tell us whether the $222.0 million of impaired loans would be classified as part of the impaired loans with no related allowance disclosure since you would charge-off any amount in excess of the collateral value less cost to sell.

Asset Quality: Non-Covered Loans and Non-Covered Other Real Estate Owned, page 52

16. We note your discussion on pages 53 and 61 about changes in the non-performing loan balances between December 31, 2010 and March 31, 2011, and the significant movements in the balances due to new transfers to non-performing loans, loan dispositions, and other activity. Please revise your future filings to provide a roll forward of non-performing loans, preferably by loan class. This disclosure should include the balance at the beginning of the period, the amount of loans that became non-performing during the period, loans that were transferred to performing status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

17. We note your disclosure on page 57 showing your five largest non-performing loans at March 31, 2011. We note that loan two and loan four have current LTV's at 95% and that the last appraisals were May 2010 and March 2010, respectively. Please tell us whether you include an estimate of any collateral value deterioration since the last appraisal date in your current LTV assumptions disclosed, and if so, how that analysis is performed. Please also clarify whether you factor in costs to sell in your LTV value and in concluding whether you need an allowance for these loans.

Form 8-K filed July 21, 2011

Exhibit 99.1

18. We note your presentation of "operating earnings", "cash earnings", "tangible stockholders' equity", "tangible assets" and the related measures, which appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K. We also note your reconciliation of these measures to the most directly comparable GAAP financial measure in the schedules included in this Exhibit. However, your references to these measures in the first few pages of your earnings release do not clearly identify them as non-GAAP measures. To the extent you plan to provide these non-GAAP financial measures in the future, please clearly label the measures as non-GAAP, particularly the first time the metrics are presented. Additionally, we note that your non-GAAP disclosures have certain footnote references next to them, but we were unable to locate the disclosures referenced in the footnotes. Please advise, and revise future filings accordingly.

Thomas R. Cangemi
New York Community Bancorp, Inc.
July 29, 2011
Page 8

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant